WASHINGTON, D.C. OFFICE Suite 800 1850 M Street, N.W. Washington, D.C. 20036 Telephone: (202) 263-4300 Facsimile: (202) 263-4329	SMITH, GAMBRELL & RUSSELL, LLP ATTORNEYS AT LAW	FLORIDA OFFICE Suite 2200, Bank of America Tower 50 North Laura Street Jacksonville, GL 32202 Telephone: (904) 598-6100 Facsimile: (904) 598-6300

SUITE 3100, PROMENADE II 1230 PEACHTREE STREET, N.E. ATLANTA, GEORGIA 30309-3592 TELEPHONE (404) 815-3500 FACSIMILE (404) 815-3509

M. Timothy Elder Direct Dial: 404-815-3532 Direct Fax: 404-685-6832 E-Mail: telder@sgrlaw.com

May 25, 2006

Jim B. Rosenberg, Esq.

Senior Assistant Chief Accountant

Securities and Exchange Commission

Judiciary Plaza

100 F Street, N.E.

Mail Stop 6010

Washington, D.C. 20549

Re:	SunLink Health Systems, Inc.

Form 10-K for Fiscal Year Ended June 30, 2005

Filed September 16, 2005

File No. 000-12607

Dear Mr. Rosenberg:

I am writing in furtherance to your letter dated May 1, 2006 with respect to your review of certain items in the Form 10-K of SunLink Health Systems, Inc. (the “Company”), for the fiscal year ended June 30, 2005, and our subsequent telephone calls with your office, including our conference call with Keira Ino of your office on May 24, 2006. As we have discussed with Ms. Ino, this letter confirms, on behalf the Company, that SunLink will respond with revised proposed disclosure language with respect to the Allowance for Doubtful Accounts disclosure, and, in such response, will likewise confirm that the Company will provide a reconciliation of its Adjusted EBITDA to the closest GAAP liquidity measure, as requested per your May 1, 2006 letter.

As discussed with Ms. Ino, the Company expects to provide further written responses by June 13, 2006. We appreciate the Staff’s accommodation on the timing of a further written response.

Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

May 25, 2006

If the Staff has any questions concerning this response letter, please contact the undersigned at 404-815-3532 or my partner, Howard E. Turner, at 404-815-3594.

Very truly yours,

M. Timothy Elder

MTE:apm

cc:	Robert M. Thornton

Joseph T. Morris

Mark J. Stockslager

Howard E. Turner, Esq.

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